Exhibit 99.1

New Gold Announces Higher El Morro Reserves and Resources

(All figures are in US dollars unless otherwise indicated)

February 10, 2011 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces that Goldcorp Inc. (“Goldcorp”), its 70% joint venture partner in the El Morro project, has updated the reserves and resources for the project as of December 31, 2010. Highlights attributable to New Gold’s 30% share of the project include:

▪	22% increase in Proven and Probable gold reserves to 2.5 million ounces

▪	8% increase in Proven and Probable copper reserves to 1.8 billion pounds

▪
1.2 million ounce and 0.5 billion pound increase in Inferred gold and copper resources, respectively, reflecting increased tonnes and higher gold and copper grades in the deeper portions of the La Fortuna deposit as it extends below the current reserve pit(1)

Combining this El Morro update with the reserves and resources at New Gold’s other properties, as updated on February 2, 2011, brings the company’s December 31, 2010 Proven and Probable gold reserves to 8.4 million ounces and Measured and Indicated gold resources, inclusive of reserves, to 12.9 million ounces. The 8.4 million ounces of Proven and Probable gold reserves represents a 0.8 million ounce increase over the year end 2009 balance of 8.2 million ounces when taking into account the approximately 0.6 million ounces that were mined during 2010. Further updates to El Morro reserves and resources are anticipated as Goldcorp intends to commence drilling programs following the approval of the Environmental Impact Assessment (“EIA”).

“We are pleased with the El Morro reserve and resource update and believe the significant increase in inferred resources substantiates our belief in the upside of this world-class project,” stated Robert Gallagher, President and Chief Executive Officer. “We are particularly excited to have a highly motivated partner in Goldcorp who are poised to begin drilling programs in the coming months to further delineate the pit at El Morro and expand on positive results from other targets on the property.”

For additional detail on Reserves and Resources, including related assumptions and disclosure, please refer to the section below entitled Detailed Reserves and Resources Summary at the conclusion of this news release.

Note 1: Per Goldcorp’s estimation criteria: All measured and indicated resources are contained within the current mineral reserve pit and all mineral resources occurring external to the reserve pit are classified as inferred. Thus, some measured and indicated resources that were included in the previous mineral resource statement have been reclassified as inferred in this updated mineral resource statement.

Detailed Reserve and Resource Summary

Mineral Reserves and Resources Summary as of December 31, 2010
	Contained Metals
	Gold (Koz)	Silver (Koz)	Copper (Mlbs)	Zinc (Mlbs)	Lead (Mlbs)
Reserves
Proven	2,662	24,074	930	-	-
Probable	5,706	22,334	1,956	-	-
Total P&P	8,368	46,408	2,886	-	-
Resources
Measured	4,243	35,388	1,939	355	73
Indicated	8,671	48,126	1,599	765	133
Total M&I	12,914	83,514	3,538	1,120	206
Inferred	4,097	48,531	1,128	1,436	254

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Reserve Statement as of December 31, 2010
	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite
Proven	13,915	0.74	-	-	331	-	-
Probable	155,198	0.56	-	-	2,794	-	-
Mesquite P&P	169,113	0.57	-	-	3,125	-	-
Cerro San Pedro
Proven	36,294	0.61	20.3	-	712	23,688	-
Probable	33,473	0.51	17.6	-	549	18,941	-
CSP P&P	69,767	0.56	19.0	-	1,261	42,629	-
Peak Mines
Proven	1,689	4.75	7.1	0.72	258	386	27
Probable	1,724	4.0	5.4	0.82	222	299	31
Peak P&P	3,413	4.4	6.2	0.77	480	685	58
New Afton
Proven	-	-	-	-		-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro	100% Basis				30% Basis
Proven	240,020	0.59	-	0.57	1,361	-	903
Probable	291,103	0.39	-	0.48	1,089	-	932
El Morro P&P	531,123	0.48	-	0.52	2,450	-	1,835

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite
Measured	24,992	0.61	-	-	-	-	490	-	-	-	-
Indicated	336,006	0.48	-	-	-	-	5,185	-	-	-	-
Mesquite M&I	360,998	0.49	-	-	-	-	5,675	-	-	-	-
Cerro San Pedro
Measured (oxide)	39,566	0.43	16.48	-	-	-	547	20,964	-	-	-
Indicated (oxide)	65,478	0.29	13.04	-	-	-	610	27,451	-	-	-
CSP M&I (oxide)	105,044	0.34	14.34	-	-	-	1,157	48,415	-	-	-

Measured (sulphide)	19,405	0.53	16.78	-	0.83	0.17	331	10,469	-	355	73
Indicated (sulphide)	51,004	0.4	10.84	-	0.68	0.12	656	17,776	-	765	133
CSP M&I (sulphide)	70,409	0.4	12.48	-	0.72	0.13	987	28,245	-	1,120	206
Peak Mines
Measured	3,091	4.9	8.0	0.90	-	-	487	795	61	-	-
Indicated	4,205	3.6	5.8	1.15	-	-	487	784	107	-	-
Peak M&I	7,296	4.2	6.7	1.04	-	-	974	1,579	168	-	-
New Afton
Measured	35,100	0.91	2.8	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.2	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.6	1.07	-	-	1,671	5,275	1,535	-	-
El Morro	100% Basis						30% Basis
Measured	240,020	0.59	-	0.57	-	-	1,361	-	903	-	-
Indicated	291,103	0.39	-	0.48	-	-	1,089	-	932	-	-
El Morro M&I	531,123	0.48	-	0.52	-	-	2,450	-	1,835	-	-

Inferred Resource Statement as of December 31, 2010
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite	59,232	0.53	-	-	-	-	1,019	-	-	-	-
Cerro San Pedro
Open Pit Inferred Resources
Oxides	42,380	0.2	8.03	-	-	-	273	10,941	-	-	-
Sulphides	40,457	0.29	11.63	-	0.9	0.07	377	15,127	-	803	63
	82,837	0.24	9.79	-			650	26,068	-	803	63
Underground Inferred Resources
Manto Sulphides	6,098	1.89	105.15	-	4.71	1.42	371	20,615	-	633	191
Peak Mines	3,665	2.6	4	1.54	-	-	306	471	124	-	-
New Afton	25,200	0.54	1.7	0.66	-	-	438	1,377	367	-	-
El Morro	100% Basis						30% Basis
	137,555	0.99	-	0.70	-	-	1,313		637	-	-

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Notes to Mineral Reserve & Resource Statements

Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

1)	Mineral Reserves Mineral reserves for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:
	Mineral Property	Gold US$/oz	Silver US$/oz		Copper US$/lb		Lower cutoff
	Mesquite	$900	-		-		0.19 g/t Au – Oxide reserves 0.37 g/t Au – Non-oxide reserves
	Cerro San Pedro	$900	$15.00		-		US$2.58/t NSR
	Peak Mines	$900	$15.00		$2.25		AU$123 - 156/t NSR
	New Afton	$800	$12.00		$2.00		US$19/t NSR
	El Morro	$950	-		$2.00		0.40 g/t Au

Mineral reserves have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2)	Mineral Resources Mineral resources for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:
	Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Zinc US$/lb	Lead US$/lb	Lower cut-off
	Mesquite	$1,000	-	-	-	-	0.11 g/t Au – Oxide resources 0.22 g/t Au – Non-oxide resources
	Cerro San Pedro	$1,000	$18.00	-	$1.00	$0.75	0.1 g/t AuEq – Open pit oxide resources 0.4 g/t AuEq – Open pit sulphide resources 2.5 g/t AuEq – Underground manto sulphide resources
	Peak Mines	$900	$15.00	$2.25	$0.85	$0.65	AU$90 - 100/t NSR
	New Afton	$1,000	$18.00	$2.75	-	-	0.4% CuEq – All resources
	El Morro Meas’d & Ind Inferred	$950 $1,100	- -	$2.00 $2.50	- -	- -	0.40 g/t Au 0.33 g/t Au

Mineral resources have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)
Cerro San Pedro mineral resources include measured, indicated and inferred resources that are contained within a “Mineral Resource Pit” and reported at lower cut-offs of 0.1 g/t AuEq for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization based on the mineral resource metal prices noted above. Inferred manto sulphide mineral resources represent mineralization that is potentially mineable via underground mining methods and delimited by a 2.5 g/t AuEq grade shell based on the mineral resource metal prices noted above.

Qualified Persons
The following table sets out the individuals who are the Qualified Persons as defined by Canadian National Instrument 43-101 in connection with New Gold’s Mineral Reserve and Mineral Resource Statements as of December 31, 2010.

Mark Petersen, Vice President, Exploration, New Gold Inc., who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this press release.

Mineral Property	Qualified Person

Mesquite
Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Cerro San Pedro
Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Peak Mines
Reserves	Mr. Sean Pearce, AusIMM Manager Mining for Peak Gold Mines Pty. Ltd.
Resources	Mr. Manfred Wimberger, MAusIMM, and Geology Superintendent for Peak Gold Mines Pty. Ltd.
New Afton
Reserves	Mr. Dennis Bergen, P.Eng. and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle Associates Inc.
Resources	Mr. David Rennie, P. Eng. and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.
El Morro
Reserves	Ms. Maryse Belanger, P. Geo., Ms. Sophie Bergeron, Ing. Goldcorp Inc.
Resources	Ms. Maryse Belanger, P. Geo., Ms. Sophie Bergeron, Ing. Goldcorp Inc.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's latest annual information form, management’s discussion and analysis of financial condition (“MD&A”) and management information circular filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note To U.S. Readers Concerning Estimates Of Measured, Indicated And Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com